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                              December 22, 2020

       Joseph Hernon
       Chief Financial Officer
       Red Cat Holdings, Inc.
       370 Harbour Drive
       Palmas del Mar
       Humacao, PR 00791

                                                        Re: Red Cat Holdings,
Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed December 4,
2020
                                                            File No. 333-249776

       Dear Mr. Hernon:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 1 to Registration Statement on Form S-1

       General

   1. We note that your common stock is now quoted on the OTCQB. Please update your filing to reflect this.
   2. Please revise to describe the transactions in which the selling stockholders received their shares of common stock
and Series B preferred stock.
   3. On the cover page, you disclose that this registration statement will cover up to 1,426,872 shares of common stock
issuable upon the conversion of Series B convertible preferred stock. On page 5 of the
summary, you disclose this amount as 1,512,206 shares. Please revise to ensure
consistency throughout your filing.
 Joseph Hernon
Red Cat Holdings, Inc.
December 22, 2020
Page 2
Forward-Looking Statements, page 2

4. On page 8, you disclose that your common stock may be deemed a "penny stock." As such, please revise to remove references Section 27A of the Securities Act and Section
       21E of the Exchange Act. The statutory safe harbors for forward-looking statements provided by these sections are not available to issuers of penny stocks. Security Ownership of Certain Beneficial Owners and Management, page 49

5. Please revise to provide beneficial ownership disclosure as of the most recent date practicable and ensure you disclose the beneficial ownership of each person who beneficially owns more than five percent of your common stock. In this regard, we note your disclosure on page 6 and elsewhere that Greg French beneficially owns approximately 20% of your common stock.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or, in his absence,
Larry Spirgel, Office Chief, at (202) 551-3815 with any questions.



                                                            Sincerely,
FirstName LastNameJoseph Hernon
                                                            Division of
Corporation Finance
Comapany NameRed Cat Holdings, Inc.
                                                            Office of
Technology
December 22, 2020 Page 2
cc:       Eric C. Mendelson, Esq.
FirstName LastName